Exhibit 99.1

Mobileye Announces Results of its 2017 Annual General Meeting of Shareholders

JERUSALEM, Israel – June 13, 2017 – (NYSE: MBLY) – Mobileye N.V. (“Mobileye” or the “Company”), the global leader in Advanced Driver Assistance Systems and autonomous driving technologies, today announced the results of its 2017 annual general meeting of its shareholders (the “AGM”). During the AGM, held today, the Company obtained shareholder approval for all items proposed for approval at the AGM, including all items relating to the previously disclosed all cash tender offer (the “Offer”) by Cyclops Holdings, LLC (“Cyclops”), a wholly-owned subsidiary of Intel Corporation (“Intel”), to acquire all of the outstanding shares of the Company, including approval of certain post-Offer closing restructurings as previously announced in the agenda for the AGM, certain amendments to the articles of association of the Company to become effective after the closing of the Offer and the election of new directors associated with Intel effective as of the Offer closing. In addition, a number of other matters were approved at the AGM relating to the adoption of the Company’s Dutch statutory annual accounts, the re-election of certain incumbent directors of the Company (who will resign after the Offer closing) and the appointment of PricewaterhouseCoopers N.V. to serve as the Company’s independent public accountants for the current year. All of the above items are described in greater detail in the AGM agenda disclosed previously by the Company and available on the Company’s website (http://ir.mobileye.com/investor-relations/AGM/default.aspx). All items proposed were adopted at the AGM with percentages ranging from 96% to 99% of the votes cast in favor of the proposals.

On March 12, 2017, Cyclops commenced the Offer to acquire all outstanding ordinary shares of the Company at a purchase price of $63.54 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash. The Offer is being made pursuant to the Purchase Agreement, dated March 12, 2017, by and among Cyclops, Intel and the Company (the “Purchase Agreement”). The Offer is scheduled to expire on June 21, 2017, unless extended pursuant to the terms of the Purchase Agreement. Complete terms and conditions of the Offer are described in the Offer statement on Schedule TO, which includes the Offer to Purchase and related Letter of Transmittal, that was filed by Intel with the U.S. Securities and Exchange Commission on April 5, 2017, as amended (the “Schedule TO”).

Obtaining the Company shareholders’ approval of certain of the items submitted to a vote at the AGM satisfies a condition to the closing of the Offer.

Completion of the Offer remains subject to certain other conditions, including that at least 95% of the Company’s outstanding shares (as such threshold may be lowered pursuant to the Purchase Agreement) be validly tendered and not withdrawn prior to the expiration of the Offer (including any extensions) and the receipt of regulatory approvals in certain jurisdictions as described in the Schedule TO. The Offer will continue to be extended until all conditions are satisfied or waived, or until the Offer is terminated, in either case pursuant to the terms of the Purchase Agreement and as described in the Schedule TO.

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. The Company’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. The Company’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. The Company’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. The Company’s products are or will be integrated into car models from more than 25 global automakers. The Company’s products are also available in the aftermarket.

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Mobileye or any other securities.  A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, has been filed with the SEC by Intel and one or more of its subsidiaries and a solicitation/recommendation statement on Schedule 14D-9, has been filed with the SEC by Mobileye.  The offer to purchase all of the issued and outstanding ordinary shares of Mobileye will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the tender offer statement on Schedule TO, in each case as amended from time to time.  THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION.  INVESTORS AND SHAREHOLDERS OF MOBILEYE ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.  Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov, at the transaction website (http://intelandmobileye.transactionannouncement.com), or by directing such requests to D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 966-9021 (for shareholders) or collect at (212) 269-5550 (for banks and brokers).

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on the Company’s current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2016. The Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Dan Galves

CCO / SVP

dan.galves@mobileye.com